August 27, 2024

James E. Harris
Chief Financial Officer
RXO, Inc.
11215 North Community House Road
Charlotte, North Carolina 28277

       Re: RXO, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 13, 2024
           File No. 001-41514
Dear James E. Harris:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation